Wheaton Precious Metals Corp. Board Manual	Tab B-3

TERMS OF REFERENCE FOR THE GOVERNANCE AND SUSTAINABILITY COMMITTEE

I. PURPOSE

The main purposes of the Governance and Sustainability Committee (the "Committee") are to:

i) provide a focus on governance that will enhance Wheaton Precious Metals Corp. ("Wheaton" or the "Company") performance;

ii) assess and make recommendations regarding Board of Directors (the "Board") effectiveness;

iii) establish and lead the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors; and

iv) provide oversight with respect to sustainable business practices, including environmental, health and safety, social responsibility (including human rights and engagement with local communities) and related matters in the conduct of Company activities ("Sustainability Matters").

II. COMPOSITION AND OPERATIONS

A. The Committee shall be composed of not fewer than two directors and not more than five directors, all of whom shall be independent directors 1

B. The Committee shall meet at least two times per year.

C. The Committee shall operate under the guidelines applicable to all Board committees, which are located in Tab A-8, Board Guidelines.

III. DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board, the Committee will:

A. Annually review the Board's relationship with management to ensure the Board is able to, and in fact does, function independently of management.

______________________________________
1See Tab A-8, Board Guidelines for the definition of an independent director.

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TERMS OF REFERENCE FOR THE GOVERNANCE AND SUSTAINABILITY COMMITTEE

B. Develop, and annually update and recommend to the Board for approval, a long term plan for Board composition that takes into consideration, among other matters, the following:

i) the independence of each director;

ii) the competencies and skills the Board, as a whole, should possess;

iii) the current strengths, skills and experience represented by each director, as well as each director's personality and other qualities as they affect Board dynamics;

iv) retirement dates;

v) the appropriate size of the Board, with a view to facilitating effective decision-making;

vi) the diversity of the Board; and

vii) the strategic direction of the Company.

C. Develop recommendations regarding the essential and desired experiences and skills for potential directors, taking into consideration the Board's short-term needs and long-term succession plans.

D. Develop and implement a process to handle any nominees for director who are recommended by security holders.

E. In conjunction with the Board Chair and the CEO, recommend to the Board nominees for election to the Wheaton Board of directors, taking into consideration:

i) their independence;

ii) their competencies, skills, backgrounds and experiences, including industry knowledge;

iii) their integrity, professionalism and values;

iv) their character and personality;

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TERMS OF REFERENCE FOR THE GOVERNANCE AND SUSTAINABILITY COMMITTEE

v) their ability to contribute to the long-term strategy and success of the Company and the performance by the Board as a high performance team;

vi) the diversity of the Board.  While the Company has not adopted specific targets regarding gender or other aspects of diversity on the Board, any search for nominees to the Board will specifically include diverse candidates generally, and women candidates in particular, and any search firm engaged for such purpose will be directed to do so.  Further discussion regarding the Company's consideration of diversity in its selection of Board nominees (and employees and officers) is set out under the heading "Diversity" in the Code of Business Conduct and Ethics;

vii) the long-term plan for Board composition and the needs of the Board; and

viii) other factors as considered appropriate,

and with the objective of composing the Board in a way that best guides the long-term strategy and success of the Company.

F. Provide oversight with respect to Sustainability Matters, including:

i) review and report to the Board with respect to managing the risks, challenges and opportunities associated with Sustainability Matters;

ii) review and monitor emerging potential risks to the Company's business associated with Sustainability Matters;

iii) review the Company's performance with respect to Sustainability Matters and any significant related incidents in respect thereto;

iv) monitor significant developments in relevant policies, regulations and trends with respect to Sustainability Matters in all of the jurisdictions in which the Company operates;

v) monitor the Company's compliance with applicable laws and regulations relating to Sustainability Matters and review significant findings of internal and external social, environmental assessments, health and safety audits, stakeholder reviews and third-party assessments and assurance reports;

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vi) review outstanding litigation and/or regulatory actions relating to Sustainability Matters;

vii) review any significant contraventions of policies, laws or regulations with respect to Sustainability Matters;

viii) review the strategies and methods proposed by management to improve the performance of the Company with respect to Sustainability Matters;

ix) review the methods of communicating the Company's oversight, performance, policies and procedures with respect to Sustainability Matters, both internally and externally, whether by way of public disclosure or otherwise; and

x) make recommendations to management and the Board with respect to policy and strategic initiatives and actions arising with respect to Sustainability Matters.

G. Review periodically, for Board approval, a Board Manual outlining the policies and procedures by which the Board will operate and the terms of reference for the Board, the Board Chair and the CEO, and committees of the Board.

H. In conjunction with the Board Chair and the CEO, assess the needs of the Board in terms of the frequency and location of Board and committee meetings, meeting agendas, discussion papers, reports and information, and the conduct of meetings and make recommendations to the Board as required.

I. In conjunction with the Chair and the CEO, recommend committee members and committee chair appointments to the Board for approval and review the need for, and the performance and suitability of, those committees and make recommendations as required.

J. Review, monitor and make recommendations to the Board regarding the orientation and education of directors.

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TERMS OF REFERENCE FOR THE GOVERNANCE AND SUSTAINABILITY COMMITTEE

K. Annually review the directors' compensation program and make any recommendations to the Board for approval.

L. Annually review the Company's directors' and officers' third-party liability insurance to ensure adequacy of coverage.

M. Review the Board's needs for formal Board, committee and individual director evaluation processes; and develop and implement appropriate processes.

N. Review and approve the request of an individual director to engage independent counsel in appropriate circumstances, at the Company's expense.

O. With regard to the Company's Code of Business Conduct and Ethics (the "Code"):

i) review and update periodically the Code and ensure that management has established a system to enforce the Code;

ii) review actions taken to ensure compliance with the Code and the results of confirmations and violations of such Code;

iii) ensure the Code, any revisions to the Code and any waivers to the Code granted by the Board are disclosed in a manner that meets regulatory guidelines;

iv) ensure that any departures from the Code by a director or senior officer that constitute a "material change" within the meaning of National Instrument 51-201 Disclosure Standards, are reported in a manner that fully meets regulatory requirements.

P. Annually compare the Company's corporate governance practices against those recommended or required by any applicable regulator or stock exchange. Ensure the Company meets all requirements, and where the Company's practices differ from recommended practices, recommend to the Board whether this situation continues to be in the best interests of the Company.

Q. Develop for Board approval any annual and/or interim reports of Wheaton's governance practices. This report shall include adequate detail to meet or exceed any regulatory or legal governance disclosure requirements, in addition to any additional disclosure the Board deems important. Disclosure should include, but not be limited to the items in the governance disclosure checklist in the appendix to these Terms of Reference. The Committee shall communicate with other Board committees as necessary regarding disclosure of items under their respective mandates.

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TERMS OF REFERENCE FOR THE GOVERNANCE AND SUSTAINABILITY COMMITTEE

R. Implement and oversee measures for security holders to contact the independent directors, and ensure these measures are communicated to shareholders.

S. Recommend to the Board any reports on corporate governance that may be required or considered advisable.

T. At the request of the Board, undertake such other corporate governance initiatives as may be necessary or desirable to contribute to the success of the Company.

U. Review interlocking Board, multiple Board memberships and multiple appointments to Audit Committees of directors and recommend for approval to the Board if required pursuant to Board policies.

V. Review any potential conflicts of interest involving a director for the purpose of determining independence and whether such conflict limits or impairs the role of the director.

W. Review independence of Board members and recommend for approval to the Board.

X. Conduct annual self-evaluation and report to Board.

Y. Comply with the requirements set out in the Board Guidelines relating to the engagement of outside advisors.

Z. The Committee shall also have such other powers and duties as delegated to it by the Board.

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TERMS OF REFERENCE FOR THE GOVERNANCE AND SUSTAINABILITY COMMITTEE

IV. ACCOUNTABILITY

A. The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on governance and human resource matters relative to the Company.

B. The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

V. COMMITTEE TIMETABLE

The timetable on the following pages outlines the Committee's schedule of activities during the year.

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TERMS OF REFERENCE FOR THE GOVERNANCE AND SUSTAINABILITY COMMITTEE

Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
M. Review Board's needs for formal Board, committee and individual director evaluation processes; develop and implement appropriate processes			✓									
N. Review and approve any director request for independent counsel	As Needed											
O. Code of Business Conduct and Ethics: i) Review and update Code periodically and ensure management has system to enforce Code			✓									
ii) Review actions taken to ensure compliance and results of confirmations and violations			✓									
iii) Ensure the Code, any revisions and any waivers granted by Board are disclosed			✓									
iv) Ensure that any departures from Code are reported in a manner that fully meets regulatory requirements			✓									
P. Compare corporate governance practices requirements of regulators or stock exchanges, ensure all requirements are met, or if practices differ from recommended practices, recommend to the Board whether this situation continues to be in the best interests of the Company			✓									
Q. Develop report to meet or exceed regulatory or legal governance disclosure requirements and communicate with other Board committees regarding disclosure of items under their mandates			✓									
R. Implement and oversee measures for shareholders to contact independent directors, and ensure these measures are disclosed			✓									
S. Recommend to Board any reports on corporate governance that may be required or considered advisable			✓									
T. Assess adequacy of these terms of reference and recommend to Board.			✓

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TERMS OF REFERENCE FOR THE GOVERNANCE AND SUSTAINABILITY COMMITTEE APPENDIX: MANDATORY GOVERNANCE DISCLOSURE CHECKLIST UNDER CSA NI 58-101 AND NYSE RULE 303A

Item	CSA	NYSE
Disclose a statement of any significant ways in which Wheaton's governance practices differ from NYSE domestic companies on the Wheaton web site.		√
Disclose the identity of each director and whether each director is independent or not independent; and describe the basis for that determination.	√

Disclose whether or not a majority of directors are independent/unrelated. If not, describe what the board does to facilitate its exercise of independent judgement in carrying out its responsibilities.

√
If a director is presently a director of any other reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	√

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent director and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the most recently completed financial year.

√

If the independent directors do not hold regularly scheduled meetings at which members of management are not in attendance, describe what the board does to facilitate open and candid discussion among its independent directors.

√

Disclose whether or not the Board chair is independent. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

√
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	√

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

√

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TERMS OF REFERENCE FOR THE GOVERNANCE AND SUSTAINABILITY COMMITTEE APPENDIX: MANDATORY GOVERNANCE DISCLOSURE CHECKLIST UNDER CSA NI 58-101 AND NYSE RULE 303A

Item	CSA	NYSE

Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

√

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations.

√

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

√
Disclose whether or not the company has adopted a written code of ethical business conduct for the directors, officers and employees.	√
If the company has adopted a written code of ethical business conduct for its directors, officers and employees: (i) disclose how a person or company may obtain a copy of the written code;	√
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;	√

(iii) provide a cross-reference to any material change report filed since the beginning of the most  recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

√
Describe any other (besides the Code of Ethics) steps the board takes to encourage and promote a culture of ethical business conduct.	√
Disclose whether or not the board has a nominating committee composed entirely of independent directors.	√

If the board does not have an independent nominating committee, describe why the board believes this appropriate, what steps the board takes to encourage an objective nomination process and identify the directors who participate in the consideration of director nominees.

√
If the board has a nominating committee, describe its responsibilities, powers and operation.	√

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TERMS OF REFERENCE FOR THE GOVERNANCE AND SUSTAINABILITY COMMITTEE APPENDIX: MANDATORY GOVERNANCE DISCLOSURE CHECKLIST UNDER CSA NI 58-101 AND NYSE RULE 303A

Item	CSA	NYSE
Describe the process by which the board identifies new candidates for board nomination.	√

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

√
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	√
Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees and its individual directors are performing effectively.	√

If board, committee and director assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its directors are performing effectively.

√
Disclose director attendance records at Board meetings.	√

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